SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
July 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: Robert J. Raymond I.R.S. Identification Number of Above Person (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		5,806,580

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		5,806,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	5,806,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	6.7%

12	TYPE OF REPORTING PERSON

	IN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 1,512,284 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RR Advisors, LLC I.R.S. Identification Number of Above Person (entities only): 20-0859581

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		5,806,580

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		5,806,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	5,806,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	6.7%

12	TYPE OF REPORTING PERSON

	IA
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 1,512,284 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy MLP Fund GP, L.P. I.R.S. Identification Number of Above Person (entities only): 20-1049470

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		3,644,547

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		3,644,547

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	3,644,547

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	4.3%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 755,615 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy MLP Fund, L.P. I.R.S. Identification Number of Above Person (entities only): 20-1049626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		3,619,082

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		3,619,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	3,619,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	4.2%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 750,490 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy MLP Fund-A, L.P. I.R.S. Identification Number of Above Person (entities only): 20-1049795

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		25,465

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		25,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	25,465

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	0.0%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 5,125 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy Opportunity Fund I GP, L.P. I.R.S. Identification Number of Above Person (entities only): 20-3661151

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		1,268,539

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		1,268,539

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	1,268,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	1.5%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 275,100 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy Opportunity Fund I, L.P. I.R.S. Identification Number of Above Person (entities only): 20-3661208

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		1,268,539

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		1,268,539

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	1,268,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	1.5%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 275,100 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy Opportunity Fund II GP, L.P. I.R.S. Identification Number of Above Person (entities only): 20-8730597

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		435,940

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		435,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	435,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	0.5%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 383,140 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

CUSIP No.	26985R 10 4

1	NAME OF REPORTING PERSON: RCH Energy Opportunity Fund II, L.P. I.R.S. Identification Number of Above Person (entities only): 20-8730720

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER(1)
BENEFICIALLY
OWNED BY		435,940

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER(1)

		435,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

	435,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(2)

	0.5%

12	TYPE OF REPORTING PERSON

	PN
(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.
(2) Based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of 383,140 warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.

Item 1(a).	Name of Issuer.

Eagle Rock Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1415 Louisiana Street, Suite 2700
Houston, Texas 77002

Item 2(a).	Names of Persons Filing.

Robert J. Raymond
RR Advisors, LLC
RCH Energy MLP Fund GP, L.P.
RCH Energy MLP Fund, L.P.
RCH Energy MLP Fund-A, L.P.
RCH Energy Opportunity Fund I GP, L.P.
RCH Energy Opportunity Fund I, L.P.
RCH Energy Opportunity Fund II GP, L.P.
RCH Energy Opportunity Fund II, L.P.

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Principal business office for all reporting persons:

3953 Maple Avenue, Suite 180
Dallas, Texas 75219

Item 2(c).	Citizenship.

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P., RCH Energy Opportunity Fund I, L.P., RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Opportunity Fund II, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities.

Common Units Representing Limited Partner Interests

Item 2(e).	CUSIP Number.

26985R 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person. The percent of class provided for each reporting person below is based on 84,605,299 common units outstanding as of November 1, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010, and assuming the exercise of the number of warrants to purchase common units held by such reporting person, but without giving effect to the exercise of any warrants held by others.
1.	Robert J. Raymond
a.	Amount beneficially owned: 5,806,580 (including 4,294,296 common units and 1,512,284 warrants to purchase common units)

b.	Percent of class: 6.7%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,806,580

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,806,580
2.	RR Advisors, LLC
a.	Amount beneficially owned: 5,806,580 (including 4,294,296 common units and 1,512,284 warrants to purchase common units)

b.	Percent of class: 6.7%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,806,580

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,806,580

3.	RCH Energy MLP Fund GP, L.P.
a.	Amount beneficially owned: 3,644,547 (including 2,888,932 common units and 755,615 warrants to purchase common units)

b.	Percent of class: 4.3%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,644,547

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,644,547
4.	RCH Energy MLP Fund, L.P.
a.	Amount beneficially owned: 3,619,082 (including 2,868,592 common units and 750,490 warrants to purchase common units)

b.	Percent of class: 4.2%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,619,082

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,619,082
5.	RCH Energy MLP Fund-A, L.P.
a.	Amount beneficially owned: 25,465 (including 20,340 common units and 5,125 warrants to purchase common units)

b.	Percent of class: 0.0%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,465

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,465
6.	RCH Energy Opportunity Fund I GP, L.P.
a.	Amount beneficially owned: 1,268,539 (including 993,439 common units and 275,100 warrants to purchase common units)

b.	Percent of class: 1.5%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,268,539

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,268,539
7.	RCH Energy Opportunity Fund I, L.P.
a.	Amount beneficially owned: 1,268,539 (including 993,439 common units and 275,100 warrants to purchase common units)

b.	Percent of class: 1.5%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,268,539

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,268,539
8.	RCH Energy Opportunity Fund II GP, L.P.
a.	Amount beneficially owned: 435,940 (including 52,800 common units and 383,140 warrants to purchase common units)

b.	Percent of class: 0.5%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 435,940

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 435,940
9.	RCH Energy Opportunity Fund II, L.P.
a.	Amount beneficially owned: 435,940 (including 52,800 common units and 383,140 warrants to purchase common units)

b.	Percent of class: 0.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 435,940

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 435,940

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Limited partners of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P., RCH Energy Opportunity Fund I, L.P., RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Opportunity Fund II, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of dividends from, and proceeds from the sale of, the common units held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 17, 2010	/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC
	By:	/s/ Robert J. Raymond
		Name:	Robert J. Raymond
		Title:	Sole Member

RCH ENERGY MLP FUND GP, L.P. By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND, L.P. By: RCH Energy MLP Fund GP, L.P., its General Partner By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND-A, L.P. By: RCH Energy MLP Fund GP, L.P., its General Partner By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

[Signature Page — Schedule 13G]

RCH ENERGY OPPORTUNITY FUND I GP, L.P. By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND I, L.P. By: RCH Energy Opportunity Fund I GP, L.P., its General Partner By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND II GP, L.P. By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND II, L.P. By: RCH Energy Opportunity Fund II GP, L.P., its General Partner By: RR Advisors, LLC, its General Partner
By:	/s/ Robert J. Raymond
	Name:	Robert J. Raymond
	Title:	Sole Member

[Signature Page — Schedule 13G]